Via EDGAR Submission

February 13, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 4 to Draft Registration Statement on Form S-4

Submitted December 22, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 19, 2024, regarding the Company’s Amendment No. 4 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on December 22, 2023. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 5 to the Draft Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form S-4

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

Response:

The Company advises the Staff that it is in receipt of the Staff’s letter dated February 8, 2024 and respectfully informs the Staff that it is still considering the comments contained in such letter and will respond as soon as practicable.

2.	We note your response to prior comment 2. Please be advised that we and the Division of Investment Management continue to consider your prior response and may have further comments.

Response:

The Company respectfully acknowledges the Staff’s comment.

The Parties to the Business Combination - DePalma, page 26

3.

We note your disclosure that “as of September 8, 2023, DePalma II completed the TLC transfer process and became a TLC-registered owner of over 75 medallions after acquiring the legal right to such medallions from a secured lender that disposed of the medallions via surrender or public auction.” Please separately quantify the amount of medallions that were surrendered to you and describe the key factors related to how and why the secured lender would choose to surrender the medallions to you as compared to selling them. If these medallions were acquired in 2021 or after, please tell us where the cash outflows are presented in DePalma II’s Statement of Cash Flows and clarify whether any cash payments are made when the medallions are surrendered to you.

Response:

The Company acknowledges the Staff’s comment and respectfully clarifies with the Staff that, with respect to the 202 Unregistered Medallions DePalma II acquired from unaffiliated secured lenders, neither the secured lenders nor any borrower “surrendered” the medallions to DePalma II. Rather, a delinquent borrower would surrender its medallions as collateral to a secured lender or the secured lender would purchase the medallion at auction from the delinquent borrower, who would then in turn sell the unregistered medallions to DePalma II. Following DePalma II’s acquisition of a medallion, DePalma II then may also commence the TLC transfer process to become a TLC-registered owner of such medallions (through its wholly-owned mini-LLC subsidiaries). As such, the Company has revised the disclosure on page 27 of the Amended Registration Statement to clarify that, as of the date hereof, DePalma II acquired the legal right to 60 medallions and 142 medallions that were previously acquired by unaffiliated secured lenders from borrowers via surrender and public auction, respectively, as well as the breakdown of the method by which DePalma II acquired its Owned Medallions. The Company further advises the Staff that, in order to provide additional clarity around the medallion acquisition process, the Company has added a section to the Amended Registration Statement entitled “How Medallions Are Acquired.” Please see pages 178 and 179 of the Amended Registration Statement.

The Company further advises the Staff that, DePalma II acquired the 202 unregistered medallions prior to 2021. Therefore, because DePalma II did not make any cash payments for the acquisition of medallions after 2021, there was no cash flow impact during the presented financial statement periods. DePalma I may receive cash payments in instances where a delinquent borrower completes a paydown and surrender, wherein such borrower makes a cash payment to DePalma I together with the surrender of the collateralized medallion in exchange for debt forgiveness, as is reflected in the line item “Repayment of loan investments” in DePalma I’s Consolidated Statement of Cash Flows on page F-80 of the Amended Registration Statement. In such case, DePalma I transfers the right to such medallion to DePalma II. When the right to a medallion is transferred to DePalma II, it appears in the “Supplemental Disclosure of Cash Flow Information” section of the financial statements in the line labeled “In-kind contribution and purchase – Related Parties.”

Information About DePalma, page 176

4.

Please revise here to identify and describe each UCC disposition method (surrender, public auction, private sale, etc.) used by DePalma I to acquire a NYC medallion serving as collateral for a loan. Also describe the typical methods used by either entity to acquire NYC medallions that are not serving as collateral for loans held by DePalma I.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 178 and 179 of the Amended Registration Statement to include a new section entitled “How Medallions Are Acquired,” which discusses the methods of medallion acquisition generally as well as how the DePalma Companies acquired its owned medallions specifically. In response to the Staff’s comment, such revised disclosure further identifies and describes each UCC disposition method used by DePalma I to acquire NYC medallions serving as collateral for a loan and to describe the typical methods used by either entity to acquire NYC medallions that are not serving as collateral for loans held by DePalma I.

5.

Please revise to describe the key characteristics of NYC medallion auctions including auction reserves, credit-bidding, etc. Please also revise to include a table that includes the following information for each year since formation of the DePalma Companies:

•	the number of auctions held to sell NYC medallions serving as collateral for DePalma I loans,

•	the number of NYC medallions auctioned,

•	the number of NYC medallions sold to third parties at the auction without a DePalma entity providing financing to the purchaser,

•	the average price received from third parties that were not provided financing by a DePalma entity during the auction,

•	the number of NYC medallions sold to a third party with financing provided by a DePalma entity,

•	the average price received from the third parties which were provided financing by a DePalma entity,

•	the number of NYC medallions that were credit-bid and acquired by a DePalma entity, and

•	the average price that a DePalma entity credit-bit for the NYC medallions during the auction.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Amended Registration Statement to describe the key characteristics of NYC medallion auctions including auction reserves, credit-bidding, etc. and to include a table summarizing auctions and credit-bids for each year since formation of the DePalma Companies in accordance with the Staff’s comment.

6.	Please revise to include tables that include the following information for each year since formation of the DePalma Companies:

•	The number of NYC medallions acquired.

•	The number of NYC medallions acquired that served as collateral for DePalma I loans by type of UCC method and the average price “paid”.

•	The number of NYC medallions acquired that were not serving as collateral for loans held by DePalma I and the average price paid.

•	The method used to acquire the medallions that were not serving as collateral for loans held by DePalma I.

Please disclose this information separately for each entity, if meaningful.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Amended Registration Statement in accordance with the Staff’s comment. The Company notes that the tabular disclosure on page 179 only includes medallion acquisitions for the years 2018 and 2020, as these are the only years in which the DePalma Companies acquired medallions. The methods used to acquire our medallions not serving as collateral are disclosed in the section titled “How Medallions are Acquired,” and include public auction credit bid, within portfolios of medallions and loans privately purchased by the DePalma Companies, surrender and via public auction for cash, as disclosed on page 27 and 128 of the Amended Registration Statement. The Company respectfully advises the Staff that there is no meaningful reason to disclose the information separately for each entity.

Our Market, page 177

7.

We note your response to prior comment 14 where you state that, while there are flaws in the TLC data, you believe median data is still an input worth considering among other factors, and that you believe using the median is the appropriate way to statistically view the data set of medallion transfers given the wide range of TLC reported sales prices to avoid the data being skewed by outliers on the high or low end that would bias the data set. Please revise the table of Open Market Sales of Unrestricted Medallions on page 177 to also include the median open market sales data.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Amended Registration Statement to include a line item for median sales data. In addition, the Company respectfully advises the Staff that it has revised the “Open Market Sales of Unrestricted Medallions” data table to now include estate sales and foreclosures in order to better align with the historical data used in DePalma’s valuation methodology presented elsewhere in the Amended Registration Statement.

Accordingly, the heading of the table has been updated to “Transfers of Medallions” in the Amended Registration Statement to better reflect the fact that the DePalma Companies cannot guarantee that these transfers are open market sales.

Loan Portfolio, page 182

8.

We note from the DePalma I financial statements that a substantial portion of your 50 largest Non-MRP+ medallion loans have maturity dates that have matured prior to September 30, 2023 and in many cases, several years prior to that date. We also note your disclosure on page 183 that your Non-MRP+ loans represent a nominal portion of your current monthly collections of principal and interest and that your Non-MRP+ Loans are expected to be resolved over the next few years. In light of the maturity dates on many of these Non-MRP+ Loans, and the fact that you are collecting a nominal portion of cash on these loans, please tell us why you have not acted sooner to resolve the loans and clarify whether you are in active negotiation or contact with the borrowers whose loans are more than one year past maturity. Additionally, we note that you have quantified the amount of restructurings, discounted payoffs and paydown and surrenders on Non-MRP+ Loans since 2018, but please also revise to quantify how many of these have occurred during each financial statement period presented in your filing.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma I has sought to address defaulted borrowers in a systematic and thoughtful manner. During the COVID-19 pandemic, DePalma I resolved many borrower situations that ultimately would not have been eligible for the MRP+ program and as a result many of those borrowers are no longer borrowers under loans within DePalma I’s portfolio. As DePalma I focused its efforts in 2021 and throughout 2022 on negotiating, implementing and executing the MRP+ program, DePalma I chose to defer addressing many of its remaining Non-MRP+ loan borrowers. Beginning in 2023, the DePalma Companies and Field Point began active negotiations with delinquent borrowers or have commenced enforcement actions for substantially all of the Non-MRP+ Loans that are more than one year past maturity. In some cases, DePalma I has agreed upon terms for the resolution or restructuring of those defaulted loans. DePalma I intends to continue its efforts to address delinquent borrowers in the future.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 186 and 187 of the Amended Registration Statement to quantify how many of restructurings, discounted payoffs and paydown and surrenders on Non-MRP+ Loans have occurred during each financial statement period presented in accordance with the Staff’s comment.

9.	We note your response to prior comment 16 regarding the MRP+ program. Please respond to the following:

•

You state that there were approximately 1,640 loans that are active in the MRP+ program. Please revise to quantify the percentage and dollar amount of DePalma I loans in the MRP+ Program as compared to total lenders participating in the program.

•	Please disclose the default rate of all loans participating in the MRP+ program and Reserve Fund Balance as of the most currently available date.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 186 of the Amended Registration Statement in accordance with the Staff’s comment.

Owned Medallions - Fleet and Leasing, page 184

10.

Please refer to prior comment 7. Please revise to clarify what “Payable Balance” represents in the table on page 185. Additionally, if true, please revise the paragraph prior to the table to clarify that the “Medallion Lease Payments” and “Vehicle Guaranty Payments” included in the table represent the amount of payments deferred during the year or quarter presented in the table as opposed to “as of” each period presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 189 and 190 of the Amended Registration Statement in accordance with the Staff’s comment.

11.

We note your disclosure that the monthly rental payments for the leases of the medallions are $1,500 per medallion, and that Septuagint has not made payments on the medallion leases since March 2020, even though Septuagint has begun making payments on the vehicle leases commencing in May 2022.

Please respond to the following:

•	Please tell us in detail and disclose the current status of any negotiations with Septuagint regarding their historical and future monthly obligations related to the medallion lease payments.

•

You disclose that you plan to increase the number of taxis in Septuagint’s fleet as you attract new drivers, acquire new vehicles and take ownership of more medallions through foreclosures on your existing medallions. Given that you have over 1,000 unregistered medallions, and some of your registered medallions are not currently in use, please revise this disclosure to highlight the primary factors that have limited the number of taxis in Septuagint’s fleet.

•

Please clarify in your disclosure whether you would increase the number of taxis in Septuagint’s fleet if they have not resolved the deferred medallion lease payments and began making the required monthly medallion lease payments.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that DePalma II monitors Septuagint’s ability to pay its medallion lease payment obligations, as well as its working capital note and vehicle payment obligations. In light of Septuagint’s current cash constraints, Septuagint continues to delay payment on its medallion leases. The DePalma Companies’ management and Septuagint’s management each believe that the continued delaying of medallion lease payments is the best course of action because allowing Septuagint to delay their medallion lease payments provides Septuagint the cash flow necessary to grow into a profitable fleet in the future and potentially be able to become current on its medallion lease payment obligations in the future.

In addition, the Company advises the Staff that it has revised the disclosure on pages 63, 64, 189 and 211 of the Amended Registration Statement to highlight the primary factors that have limited the number of taxis in Septuagint’s fleet and to clarify whether DePalma II would increase the number of taxis in Septuagint’s fleet if they have not resolved the deferred medallion lease payments or begin making the required monthly medallion lease payments in accordance with the Staff’s comment.

DePalma II’s investment objective continues to be to achieve capital appreciation and it continues to operate in a manner consistent with that objective.

Management’s Discussion and Analysis of Depalma, page 192

12.

We note your response to prior comment 10. Please revise Management’s Discussion and Analysis to clarify the reasons for material trends. For example, revise page 199 to provide qualitative and quantitative disclosure clarifying the reasons for “improvements in collections” and the extent to which the increase in interest income was attributable to other factors, such as payments from the Reserve Fund. Clarify the extent to which trends are impacted by, for example, declining numbers of borrowers eligible for MRP+ grants. Please also clarify trends in delinquencies, restructurings and foreclosures of medallion loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 198 of the Amended Registration Statement in accordance with the Staff’s comment.

Liquidity and Capital Resources - Cash Flows of DePalma I, page 207

13.

We note your disclosure that the change to net cash provided by operating activities for the fiscal year ended December 31, 2022 and the nine months ended September 30, 2022 was primarily driven by payments made by borrowers on their medallion loans, including collections under newly restructured MRP+ Loans. Please revise to provide an analysis of your Non-MRP+ Loan Portfolio and your MRP+ Loan Portfolio detailing the cash flows generated by each portfolio for the periods presented. Please include any metrics (delinquency %, default %, etc.) that illustrate the amount and certainty of cash flows and trends and uncertainties related to your investments.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 213 and 215 of the Amended Registration Statement to provide an analysis of DePalma I’s Non-MRP+ Loan Portfolio and its MRP+ Loan Portfolio detailing cash flows generated by each portfolio for the periods presented and to include any metrics that illustrate the amount and certainty of cash flows and trends and certainties related to DePalma I’s investments in accordance with the Staff’s comment.

Liquidity and Capital Resources - Cash Flows of DePalma II, page 210

14.

Please revise to more clearly discuss the ability of your medallion portfolio and any other investments to generate cash flows. Specifically discuss the amount of cash flows that were contractually due related to leases of medallions and vehicles and any other investments for each period presented and discuss the amounts actually received. Your discussion should clearly illustrate the amount and certainty of cash flows and trends and uncertainties related to your investments.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 215 of the Amended Registration Statement to more clearly discuss the ability of DePalma II’s medallion portfolio and any other investments to generate cash flows in accordance with the Staff’s comment.

Fair Value Measurements, page 214

15.

Please refer to prior comment 14. ASC 820-10-35-24 requires that a valuation technique that is appropriate in the circumstance and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Please revise your fair value methodology for NYC medallions in all periods presented and restate your financial statements as needed to maximize the use of Level 1 or Level 2 inputs including prices of open market sales of unrestricted medallions (excluding estate sales and foreclosures) as reported by the TLC and minimize the use of inputs that do not represent current market conditions, such as pre-COVID prices or inputs that do not represent information about actual transactions between market participants in the current market. To the extent that you do not believe there is any change in your fair value determination after maximizing the use of Level 1 and Level 2 inputs, please explain in detail why, and explain how the median price TLC data was incorporated into such analysis given you believe that using the median data is the appropriate way to statistically view the data set of medallion transfers given the wide range of TLC reported sales prices.

Response:

The Company respectfully acknowledges the Staff’s comment. ASC 820-10-35-24 states: A reporting entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

ASC 820-10-35-10A prescribes the treatment of determining fair value of non-financial assets, which states that the fair value measurement of a nonfinancial asset takes into account a market participant’s ability to generate economic benefits by using the assets in the highest and best use or by selling it to another market participant that would use the asset in its highest and best use. DePalma’s valuation methodologies for taxi medallions and taxi medallion loans are based on management’s estimate of the fair market value of taxi medallions.

The Company values the NYC taxi medallions using a market approach which considers several data points involving the transaction of NYC taxi medallions. The unit of account for fair value purposes of the NYC medallions is each individual NYC medallion. The unit of account for fair value purposes of the DePalma I loans is each individual loan. To determine the NYC medallion fair values, the Company considers a variety of data, including prices reported by the TLC, DePalma I sales prices, DePalma restructuring medallion prices, and the amount backstopped by the City of New York under a certain taxi medallion relief program (“MRP+”).

The Company respectfully advises the Staff that there are no Level 1 or currently any Level 2 inputs utilized in this valuation methodology. ASC 820-10-35-40 states that Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The Company has identified that there are no active markets or exchanges providing unadjusted quoted prices for the medallions and therefore, there are no inputs that are Level 1.

ASC 820-10-35-47 states that Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. However, as stated in ASC 820-10-35-51, an adjustment to a Level 2 input that is significant to the entire measurement might result in a fair value measurement categorized within Level 3 of the fair value hierarchy if the adjustment uses significant unobservable inputs. With respect to the TLC data, the Company identified that there are published prices for medallion transfers reported by the TLC and considered whether these prices would be deemed a significant input that is observable in valuing the medallions. The Company acknowledged that the determination of what constitutes an observable input requires significant judgment.

The FASB identifies criteria that determines if an input is derived from observable market data. DePalma II evaluated the criteria to determine if the TLC data would represent an input derived from observable market data as set forth below.

1.

Supported by market transactions: While certain TLC transfers are market transactions, the TLC data includes transactions that DePalma II does not believe are reflective of actual market transactions. These transactions are not orderly in nature which is evident given the wide range of values for such transfers (as further discussed below). Even if DePalma II excludes certain subcategories of medallion transfers to try to normalize data, such as foreclosures or estate sales, DePalma II still observes a very wide range of sale price data as reported in the fair value footnotes on pages F-69, F-70, F-111, and F-112.

2.

Regularly Distributed: Although the TLC data is available at regular quoted intervals; the TLC does not ensure that the data reported occurs in the period of the reported data. DePalma II understands that the data reported by the TLC is significantly dated. As an example, DePalma II sold three medallions in September 2023 and those transfers were not reported on the TLC website until the December 2023 report, which was published in January 2024 (approximately 4 months after the transaction was agreed upon). Specifically, the date of reported data does not directly correspond to the date of the entry into the economic transaction.

3.	Verifiable: Individuals are unable to verify the data against other reliable sources as there are no other comparable available data sources for comparison.

4.	Based on consensus: The data should be able to demonstrate a market consensus. The wide range of data points within the TLC data shows that the data does not form a market consensus.

Although there are published prices for medallion transfers reported by the TLC, DePalma II notes that the range of values for such transfers is very wide and exhibits significant variation. ASC 820-10-35-54F states that a wide range of fair value measurements or fair value measurements that exhibit significant variation may be an indication that further analysis is needed. In assessing the range of values reported by the TLC, management believes that the size and variability of the range is an indication that further analysis is required to accurately value the assets. From the publicly available data, one cannot glean further context about each transfer.

In addition, the Company considered the guidance at ASC 820-10-35-54C which states that the fair value of an asset or a liability might be affected when there has been a significant decrease in the volume or level of activity for that asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities). Such relevant factors to evaluate include when there are few recent transactions, price quotations vary substantially either over time or among market markets, and when there is a significant decline in the activity or, or there is an absence of, a market for new issues (that is, a primary market) for the asset or liability or similar assets and liabilities.

ASC 820-10-35-54D states that if a reporting entity determines that a transaction or quoted price does not represent fair value (for example, there may be transactions that are not orderly), an adjustment to the transactions or quoted prices will be necessary if the reporting entity uses those prices as a basis for measuring fair value and that adjustment may be significant to the fair value measurement in its entirety.

ASC 820-10-35-54I states that the determination of whether a transaction is orderly (or not orderly) is more difficult if there has been a significant decrease in the volume or level of activity for the asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities). In such circumstances, it is not appropriate to conclude that all transactions in that market are not orderly (that is, forced liquidations or distress sales). Circumstances that may indicate that a transaction is not orderly include the following:

a.

There was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions.

b.	There was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.

c.	The seller is in or near bankruptcy or receivership (that is, the seller is distressed).

d.	The seller was required to sell to meet regulatory or legal requirements (that is, the seller was forced).

e.	The transaction price is an outlier when compared with other recent transactions for the same or a similar asset or liability.

DePalma II believes that the lack of financing available in the taxi market represents a decrease in the level of activity. Two such criteria for an orderly market that DePalma II believes the TLC data violates are:

1.	the seller being in or near a distressed situation; and

2.	the transaction price is an outlier (that is, the data has a wide range of data points for a homogenous asset).

Given the flaws in the TLC data, DePalma II does not consider this data to be reflective of Level 1 or Level 2 quality data. This aligns with the guidance previous referenced at ASC 820-820-10-35-51 where an adjustment to a Level 2 input that is significant to the entire measurement might result in a fair value measurement categorized within Level 3 of the fair value hierarchy if the adjustment uses significant unobservable inputs. While use of the median price indicated by TLC transfer data minimizes the input of outliers in the set, it does not compensate for the shortcomings of the underlying data. DePalma II believes its existing approach of evaluating TLC transfer data holistically along with other Level 3 data points is an appropriate approach. For the valuation applied to the September 30, 2023 financial statements, DePalma significantly weighted third-party sales prices of its medallions. On September 28, 2023, DePalma I agreed to sell 3 medallions at prices of $175,000, $175,000 and $176,000 through public auctions. (These medallions were obtained by foreclosing on loans to defaulted MRP+ borrowers.) These sales closed on December 20, 2023. During the closing process, DePalma II provided seller financing to the buyers of the medallions for the purchase prices noted above. The Company ascribes greater weighting to recent transactions versus other inputs into the valuation and therefore, these sales carried the greatest weighting in the valuation process. Other inputs into the valuation are described below.

During both periods presented in the Amended Registration Statement, DePalma II used a variety of other transactional data to price its medallions. The MRP+ program has NYC backstopping $200,000 of value per medallion, as the loans on these medallions were written down to $200,000. This transaction was contemplated and structured in 2021 and was made effective in late 2022. This was a market-defining transaction with over 1,500 of DePalma II’s medallions participating, and it had an independent and informed third party, NYC, valuing the medallions at a set transaction price of $200,000. Marblegate negotiated this deal with NYC and with the New York Taxi Workers Alliance, which means that it was also an arms-length transaction between the borrowers and lender (and other lenders participated in the program as well). After the restructuring of these loans, New York City paid down $30,000 on each loan, leaving each loan with $170,000 of unpaid principal balance. This implies the value of the underlying collateral to be within the range of $170,000-$200,000, supportive of our price of $175,000 per medallion on December 31, 2022.

Other Level 3 data utilized in deriving the value of the medallions and the loans are historical in nature. DePalma II considers the purchase price of the medallions and loans, as well as the value of loan restructurings that took place pre-MRP+, although both of these inputs carry significantly lower weightings in the valuation process than the recent transactions noted above.

As mentioned above, the TLC reported transaction prices are used as inputs as well. DePalma compares its fair value conclusions to the TLC data to ensure that its fair value measurements fall within the range of reported transactions by the TLC. For September 30, 2023, the range of transaction values reported by the TLC was $35,000 to $360,000. For December 31, 2022, the range of transaction values reported by the TLC was $35,000 to $360,000, as noted in the financial statements on pages 221, 222, 223, F-69, F-70, F-111, and F-112.

Subsequent to the reporting period, there were 3 additional private sales of NYC medallions by DePalma I and DePalma II, through which DePalma II provided seller financing to the buyers. On October 25, 2023, DePalma II sold one medallion for $210,000. This transaction was closed on January 11, 2024. On January 12, 2024, DePalma I sold one medallion for $185,000 and on February 5, 2024, DePalma I sold one medallion for $185,000. Neither of those transactions have closed to date.

DePalma Acquisition I LLC Financial Statements - Consolidated Summary Schedule of Investments, page F-57

16.

We note that you have $711.5 million principal amount of Other Non-MRP+ Taxi Medallion Loans that have maturities between 2/25/2014 through 1/1/2050, and $214.0 million principal amount of Other MRP+ Taxi Medallion Loans with maturities between 2/1/2016 and 1/1/2050. Please separately quantify the principal amount and fair value for each of these categories for loans that have maturity dates prior to the date of the financial statements.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-58 and F-60 of the Amended Registration Statement.

*  *  *  *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP